Ming Shing Group Holdings Limited

June 25, 2024

Via EDGAR

United States Securities and Exchange Commission (the “Commission”)

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ameen Hamady
Kristina Marrone
Kibum Park
Pam Long

Re:	Ming Shing Group Holdings Limited
Registration Statement on Form F-1, As Amended (“Registration Statement”)
Initially Filed on June 23, 2023
File No. 333-272861

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ming Shing Group Holdings Limited (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement (File No. 333-272861), and permit said Registration Statement to become effective at 4:30 p.m. (Eastern Time) on June 27, 2024, or as soon thereafter as practicable.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

Ming Shing Group Holdings Limited

/s/ Chi Ming Lam
Chi Ming Lam
Chairman of the Board and Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC